DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

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Ritz Carlton Annex

(213) 400-200/ (310) 823-8300

fax (310) 301-3370

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

Don@securities-attys.com

November  23, 2012

Justin Dobbie

Legal Branch Chief

Tonya K Aldave

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Re: JuQun, Inc.

Amendment No. 1 to Form 10-12G Registration Statement

Filed October 10, 2012

File No. 000-54823

Dear Mr. Dobble,

We have been employed by JuQun, Inc (the “Company”), to represent them in connection with this Amendment No. 1 to their Form 10-12G filing, which was filed on October 10, 2012.

I am responding to your letter of comments dated November 5, 2012.  Amendment No 1 to the registration statement has just been filed.  Attached is a copy of that document, marked to show changes.

The paragraph numbers set forth below match the numbered paragraphs in your letter with our response set out below each comment.

1.  The Company acknowledges your comment.

2.  Complied with.

3.  Complied with.

4.  Complied with.

5. Complied with.

6.  Complied with.

7.  Complied

8.  We have added a column indicating the percentage of shares held after the offering.

9.  Complied with.

10.  Complied with.

11.  Complied with

12.  Complied with

13  Complied with.  The Company’s revenues were zero for its fiscal year ended August 31, 2011 as well.

14. The Company expenses $1,000 per month for services provided without cost to the Company by its officers. Of the $1,000, $800 is valued for their services and $200 for office space. Since 2002, the expense of $12,000 per year has been offset to additional paid in capital. A majority of our operating expenses in the year ended August 31, 2012 have been for professional services for legal and accounting services. Such professional services totaled $149,980 for the year ended August 31, 2012.

15.  Complied with.  The officers of the Company have provided without cost to the Company office space which they privately own for the use of the Company which was valued at $200 per month.

16.  Complied with.

17.  Complied with.

18.  Complied with.

19.  Complied with.

Attached is a written statement from the Company as requested.

If you desire more information or have questions, please contact me direct on my cell phone at 213 400 2007.

We appreciate your assistance in this matter.

Very Truly Yours,

/s/

Donald G. Davis

JUQUN, INC.

JuQun, Inc., A Nevada Corporation (the “Company”), in responding to the Letter of Comments from the SEC dated November 5, 2012, directed to the Company’s filing of Form 10-12G with the SEC on October 10, 2012 (the “filing”), hereby acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the Disclosure in the filing.

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated the Commission or any person under the Federal Securities Laws of the United States.

JuQun, Inc.

By:_______________________

      Tom Chia

Date:  November   , 2012